SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

A S S E T S

Cash	$ 51,985
Commissions receivable	166,014
Prepaid expenses	16,375
TOTAL ASSETS	$ 234,374

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 67,567
TOTAL LIABILITIES	67,567
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Retained earnings	9,506
TOTAL STOCKHOLDER'S EQUITY	166,807
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 234,374